UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WEARABLE HEALTH SOLUTIONS, INC.

(Name of issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of class of securities)

94703Q 105

(CUSIP number)

Sandor Capital Master Fund, L.P.

2828 Routh Street, Suite 500

Dallas, TX 75201

214-849-9876

(Name, address and telephone number of person authorized to receive notices and communications)

October 26, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94703Q 105

(1)	Names of reporting persons John Lemak
(2)	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -
	(8)	Shared voting power 5,094,000(1)
	(9)	Sole dispositive power -
	(10)	Shared dispositive power 5,094,000(1)
(11)	Aggregate amount beneficially owned by each reporting person 5,094,000(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
(13)

Percent of class represented by amount in Row (11)

10.21% (Based upon 49,874,177 shares of common stock issued and outstanding as of May 15, 2017, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on May 23, 2017)

(14)	Type of reporting person (see instructions) IN

(1)	Represents 5,094,000 shares of common stock held by Sandor Capital Master Fund, L.P. (“Sandor”). Excludes (i) 35,000,000 shares of common stock issuable upon exercise of outstanding warrants held by Sandor and (ii) 40,000,000 shares of common stock issuable upon conversion of 400,000 shares of Series D Convertible Preferred Stock held by Sandor. The outstanding warrants and Series D Convertible Preferred Stock contain a 4.99% beneficial ownership blocker. John Lemak is the Manager of Sandor and is such capacity has voting and depository power over securities held by such entity.

CUSIP No. 94703Q 105

(1)	Names of reporting persons Sandor Capital Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -
	(8)	Shared voting power 5,094,000(1)
	(9)	Sole dispositive power -
	(10)	Shared dispositive power 5,094,000(1)
(11)	Aggregate amount beneficially owned by each reporting person 5,094,000(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [ ]
(13)

Percent of class represented by amount in Row (11)

10.21% (Based upon 49,874,177 shares of common stock issued and outstanding as of May 15, 2017, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on May 23, 2017)

(14)	Type of reporting person (see instructions) OO

(1)	Represents 5,094,000 shares of common stock held by Sandor. Excludes (i) 35,000,000 shares of common stock issuable upon exercise of outstanding warrants held by Sandor and (ii) 40,000,000 shares of common stock issuable upon conversion of 400,000 shares of Series D Convertible Preferred Stock held by Sandor. The outstanding warrants and Series D Convertible Preferred Stock contain a 4.99% beneficial ownership blocker. John Lemak is the Manager of Sandor and is such capacity has voting and depository power over securities held by such entity.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.0001 per share (the “Common Stock”), of Wearable Health Solutions, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 200 West Church Road, Suite B, King of Prussia, Pennsylvania 19406.

Item 2. Identity and Background

(a) This statement is being filed by Sandor and John S. Lemak (“Lemak”), Manager of Sandor (collectively, the “Reporting Persons”). The Reporting Persons are making a joint filing because they may be deemed to be a group pursuant to Section 13 of the Exchange Act.

(b) The Reporting Persons’ business address is 2828 Routh Street, Suite 500, Dallas, TX 75201.

(c) Sandor, a Texas corporation, was formed to invest in private and public companies for capital appreciation. The principal occupation of Lemak, Manager of Sandor, is an investor and general partner of Sandor Advisors, LLC.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States.

Item 3. Source and Amount of Funds or Other Considerations

On April 21, 2016, the Reporting Persons purchased one unit of the Issuer’s securities at a purchase price of $400,000 which consisted (i) 400,000 shares of Series D Preferred Stock, par value $0.0001 per share, each convertible into 100 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) and (ii) one warrant (the “Warrant”) to purchase 40,000,000 shares of Common Stock, $0.001 par value per share, at an exercise price of $0.01 per share. The one unit was purchased with the Reporting Persons’ personal funds. On October 26, 2016, the Reporting Persons partially exercised the Warrant and received 5,000,000 shares of Common Stock. On December 28, 2016, the Reporting Person purchased 25,000 shares of Common Stock at $0.089 per share. On December 29, 2016, the Reporting Person purchased 31,000 shares of Common Stock at $0.069 per share. On December 30, 2016, the Reporting Person purchased 38,000 shares of Common Stock at $0.102 per share.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 5,094,000 shares or 10.21% (Based upon 49,874,177 shares of common stock issued and outstanding as of May 15, 2017, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on May 23, 2017) of the Issuer’s Common Stock (1).

(b) The Reporting Persons may be deemed to hold sole voting and dispositive power over 5,094,000 shares of the Issuer’s voting capital stock.

(c) Not applicable.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares reported in Item 5(a).

(e) Not applicable.

(1)	Represents 5,094,000 shares of common stock held by Sandor. Excludes (i) 35,000,000 shares of common stock issuable upon exercise of outstanding warrants held by Sandor and (ii) 40,000,000 shares of common stock issuable upon conversion of 400,000 shares of Series D Convertible Preferred Stock held by Sandor. The outstanding warrants and Series D Convertible Preferred Stock contain a 4.99% beneficial ownership blocker. John Lemak is the Manager of Sandor and is such capacity has voting and depository power over securities held by such entity.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: January 31, 2018	Sandor Capital Master Fund, L.P.

	By:	/s/ John Lemak
	Name:	John Lemak
	Title:	Manager

Dated: January 31, 2018
/s/ John Lemak
John Lemak